Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-6 and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan Clarifies Certain Inaccuracies by Third Parties Related to Lowered

Acceptance Condition to Acquire Perrigo

HERTFORDSHIRE, England and PITTSBURGH, Aug. 21, 2015 –Mylan N.V. (NASDAQ: MYL) today clarified certain inaccuracies by third parties related to Mylan having lowered the acceptance condition in its offer to acquire Perrigo Company plc (NYSE: PRGO; TASE) from not less than 80% of Perrigo ordinary shares to greater than 50% of Perrigo ordinary shares.

Mylan Executive Chairman Robert J. Coury commented, “As we have stated repeatedly, Mylan remains fully confident that Perrigo’s shareholders will see the value in this compelling combination and that more than 80% of Perrigo ordinary shares will be tendered into Mylan’s offer, once launched following the approval of Mylan shareholders. With that said, Mylan is fully committed and prepared to operate Perrigo as a controlled subsidiary of Mylan in the unlikely event that greater than 50%, but less than 80%, of Perrigo ordinary shares are tendered, and we would like to clarify certain implications of such a situation.

“Specifically, it is important to note that Mylan would have the ability to pass Perrigo ordinary resolutions, which will allow us to control the composition of Perrigo’s Board of Directors and management team, and to effectively control Perrigo’s day-to-day operations. In addition, Mylan is satisfied that the cash flows of the Mylan-Perrigo combination can be appropriately and efficiently utilized in both controlled and wholly-owned subsidiary scenarios.

“Further, as discussed in Mylan’s proxy materials, Mylan continues to believe that the combination can realize annual pre-tax anticipated operational synergies of at least $800 million from the combined operations by the end of year four and that Mylan can successfully manage any additional risks associated with operating Perrigo as a controlled subsidiary, if necessary. Mylan has previous experience operating controlled subsidiaries, specifically when we acquired approximately 71% of Matrix Laboratories Limited in 2007 and operated it as a controlled subsidiary until 2015.

“We remain confident that we will receive the support of Mylan shareholders and that acquiring Perrigo is the right next strategic step for Mylan and its shareholders in continuing to deliver on our stellar track record of creating significant and sustained value for our shareholders and other stakeholders. We continue to look forward to making the combination with Perrigo a reality in the coming months.”

On April 24, 2015, Mylan issued a Rule 2.5 announcement (amended on April 29, 2015) under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer directly to the Perrigo shareholders for the entire issued and to be issued share capital of Perrigo. On Aug. 13, 2015, Mylan announced that it had exercised its option to formally reduce the acceptance condition to its offer by lowering the acceptance threshold from not less than 80% of Perrigo ordinary shares to greater than 50% of Perrigo ordinary shares. The proposed transaction remains subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan N.V. (“Mylan”) (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) that Mylan filed with the SEC on May 5, 2015 (which Registration Statement was amended on June 19, 2015, July 16, 2015, and August 6, 2015 and has not yet been declared effective, the “Registration Statement”) and the definitive proxy statement on Schedule 14A that Mylan filed with the SEC on July 28, 2015 (as thereafter supplemented, including by the proxy supplement filed on August 20, 2015, the “Proxy Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement and the Proxy Statement. In connection with the Perrigo Proposal, Mylan currently intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. Mylan first began mailing the Proxy Statement to its shareholders on or about July 31, 2015. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Perrigo Proposal under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015, amended on April 30, 2015, and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015, as well as in the Registration Statement and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SYNERGY STATEMENT

There are various material assumptions underlying the statement relating to “at least US $800 million of annual pre-tax operational synergies” (the “Synergy Statement”), which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015 (the “2.5 Announcement”).

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this communication would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

SOURCES AND BASES OF INFORMATION

The information set forth under “About Mylan” above has been extracted from Mylan Inc.’s Annual Report (Form 10-K) for the period ended December 31, 2014 filed with the SEC on March 2, 2015, amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015.